

March 7, 2016

Via E-mail
Brett A. Roberts
Chief Executive Officer and Director
Credit Acceptance Corporation
25505 W. Twelve Mile Road
Southfield, Michigan 48034

> **Re:** **Credit Acceptance Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2015**
> **Filed February 12, 2016**
> **File No. 000-20202**

Dear Mr. Roberts:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2015

Note 2 – Summary of Significant Accounting Policies – Loans Receivable and Allowance for Credit Losses, page 52

1. We note your disclosure that an allowance for credit losses is maintained at an amount that reduces the net asset value (dealer loan balance less the allowance) to the value of forecasted future cash flows discounted at the yield established at the time of assignment. Please tell us if you use the yield established at the time of assignment when measuring credit impairment on pools that previously had increased yields due to increases in cash flows expected to be collected arising from changes in estimate after assignment. If yes, please tell us how your policy is consistent with the guidance in ASC 310-30-35-10 and 11. If no, please revise your disclosure in future filings to clarify your credit impairment policies.

2. We note your disclosure on page 4 that you generally pool loans in groups of 100 by dealer. We also note your disclosure that your allowance for credit loss calculation is completed for each individual dealer. For dealers with multiple pools, please tell us if you measure credit impairment at the individual pool level or at the dealer level. If you measure it at the dealer level, please tell us how your policy is consistent with the guidance in ASC 310-30-15-6. If you measure it at the pool level, please revise your disclosure in future filings to clarify your policies. Also, tell us how the fact that pools are cross-collateralized impacts your allowance for credit loss calculation.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact John Spitz, Staff Accountant, at (202) 551-3484 or me at (202) 551-3437 with any questions.

Sincerely,

/s/ Michael Volley

Michael Volley
Staff Accountant